May 16, 2019

Lisa Averbuch
Chief Executive Officer
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Registration Statement on Form 10-12G
           Filed February 5, 2019
           Form 10-Q for the Quarter Ended December 31, 2018
           Filed April 3, 2019
           Form 8-K Filed February 25, 2019
           File No. 000-52069

Dear Ms. Averbuch:

        We issued comments to you on the above captioned filing on April 12, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 31, 2019

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste Murphy,
Legal Branch Chief, at (202) 551-3257 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
cc:    Elaine Dowling